UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Scan here to go to the BHP Billiton Limited mobile voting website via Investor Vote You now have the option to lodge proxies for the BHP Billiton Limited 2012 Annual General Meeting electronically via our new mobile voting website, giving you the flexibility to vote when and where it suits you. The mobile voting website is designed specifically for smartphones. It can be accessed by scanning the QR code* with your smartphone or by logging on to www.investorvote.com.au from your smartphone. You will need the control number, your Holder Identification Number or Security Reference Number and the postcode (or country for overseas shareholders) for your shareholding to access the website. You can find these details printed on your enclosed proxy form. Proxies must be lodged by 10.30am (Sydney time) on 27 November 2012. * To scan the QR code above, you will need to have already downloaded a free QR code reader application to your smartphone.

Investor Centre Have your shareholding information at your fingertips The Investor Centre website maintained by our Share Registrar, Computershare, is the fastest, easiest and most convenient way to manage your shareholding. Investor Centre allows you to: – View transaction history, including dividend payments – Change banking details – Change your address (only for non-CHESS sponsored holdings) – Update TFN/ABN – Select communication preferences (provide your email address and receive communications electronically) – View our share price Visit www.investorcentre.com/au and click on Register for portfolio membership. Investor Centre is fast, secure, user-friendly and completely free to use.